UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF OCTOBER 2016

COMMISSION FILE NUMBER: 001-34477

FINCERA INC. ———————————————————————————————————
(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei People’s Republic of China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Introductory Note

On October 28, 2016, Fincera Inc. (formerly known as AutoChina International) (the “Company”) issued a press release providing a business update for the third quarter of 2016 and announcing the completion of its purchase of the remaining portion of the Kai Yuan Finance Center in central Shijiazhuang City, Hebei Province. The Company previously purchased a portion of the building in 2012. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Completion of Acquisition or Disposition of Assets.

On October 19, 2016, the Company completed its previously announced purchase from a related party of the remaining portions of the Kai Yuan Finance Center, a 245-meter tall building in central Shijiazhuang City, Hebei Province (the “Building Assets”) that it did not already own in a transaction valued at approximately $376.9 million, including assumption of debt of $257.0 million. The Company previously acquired 23 floors, or 60,000 square meters, of the building in a purchase transaction completed in late 2012. The Building Assets consist of 31 floors and an underground parking garage, totaling over 119,000 square meters, which house the Hilton Shijiazhuang, a premiere 594-room hotel. The transaction includes the purchase of the entity that operates the hotel.

The Building Assets were purchased from Smart Success Investment Limited, an affiliate of the Company controlled by our Chairman and CEO, pursuant to an acquisition agreement dated August 8, 2016 (the “Purchase Agreement”). The total transaction value was negotiated and approved by the Company’s Audit Committee and equals the appraisal value determined by a third party appraisal. The seller will guarantee certain levels of profitability for the three years following the acquisition and will make up any shortfalls from certain predetermined profit targets. A portion of the Building Assets are mortgaged as collateral for loans from CITIC Bank to Hebei Shengrong Kaiyuan Auto Parts Company, an affiliate of the Company also controlled by our Chairman and CEO.

The foregoing description of the purchase transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is incorporated herein by reference.

Other Events.

The disclosure in the Introductory Note above is hereby incorporated by reference.

Forward Looking Statements.

This Report on Form 6-K, and the documents to which the Company refers you in this communication, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, plans, strategies, or objectives that are subject to change, and actual results may differ materially from the forward-looking statements. Without limiting the foregoing, the words “expect,” “plan”, “believe,” “seek,” estimate,” “aim,” “intend,” “anticipate,” “believe,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements may involve known and unknown risks factors over which the Company has no control. In addition to the events and factors disclosed previously and from time to time in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F for the period ended December 31, 2015, the following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

●
changing principles of generally accepted accounting principles;
●
continued compliance with government regulations;
●
legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
●
fluctuations in consumer demand;
●
management of rapid growth;

●
general economic conditions;
●
changes in government policy;
●
China’s overall economic conditions and local market economic conditions;
●
the Company’s ability to expand through strategic acquisitions;
●
the Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
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credit risk affecting the Company’s revenue and profitability – such as being able to manage the default risk of customers;
●
the results of future financing efforts; and
●
geopolitical events.

In this Report on Form 6-K, including the documents incorporated by reference herein, forward-looking statements include those related to the pending acquisition of hotel operations associated with the Building Assets. Such acquisition includes various risks, including that:

●
the hotel operations may not be profitable after a subsidy provision expires;
●
the acquisition is outside the scope of the Company's core operations; and
●
the Company’s entry into a new business may not be viewed favorably by investors and could adversely affect its share price.

The information set forth herein should be read in light of such risks. Forward-looking statements speak only as of the date of this communication or the date of any document incorporated by reference in this document. Except as required by applicable law, the Company does not undertake to update these forward-looking statements to reflect future events or circumstances.

Financial Statements and Exhibits.

Exhibit Number	Description
10.1
Acquisition Agreement between Fincera Inc. and Smart Success Investment Limited to Purchase Remainder of Kai Yuan Finance Center, dated August 8, 2016 (incorporated herein by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Company on August 12, 2016).

99.1	Press Release dated October 28, 2016 – Fincera Provides Third Quarter 2016 Business Update; Completes Purchase of Kai Yuan Finance Center Building Space

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINCERA INC.
By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Date: October 28, 2016

Exhibit Index.

Exhibit Number	Description
10.1
Acquisition Agreement between Fincera Inc. and Smart Success Investment Limited to Purchase Remainder of Kai Yuan Finance Center, dated August 8, 2016 (incorporated herein by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Company on August 12, 2016).

99.1	Press Release dated October 28, 2016 – Fincera Provides Third Quarter 2016 Business Update; Completes Purchase of Kai Yuan Finance Center Building Space